Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	UNITED UTILITIES PLC		JOHN EDWARD ROBERTS

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR	4.

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
ORDINARY SHARES:  35,050

SHARE INCENTIVE PLAN:  205

DEFERRED SHARE PLAN:  15,264                    TOTAL:  50,519

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
			EXERCISE OF OPTIONS IN ACCORDANCE WITH RULES OF PERFORMANCE SHARE PLAN

7.	Number of shares/amount of stock acquired 37,082	8.	Percentage of issued class 0.006%	9.	Number of shares/amount of stock disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY	12.	Price per share NIL	13.	Date of transaction 16 JUNE 2003	14.	Date company informed 16 JUNE 2003

15.	Total holding following this notification 87,601			16.	Total percentage holding of issued class following this notification 0.016%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries Jane Gilmore 01925 237055

25.	Name and signature of authorised company official responsible for making this notification T M Rayner

Date of notification 17 JUNE 2003